                                                                       EXHIBIT C

                                                                   April 4, 2002

Special Committee of the Board of Directors
Newmark Homes Corp.
1200 Soldiers Field Drive
Sugar Land, Texas 77479

Gentlemen:

     Deutsche Bank Securities Inc. ("DB") has acted as financial advisor to the Special Committee of the Board of Directors of Newmark Homes Corp. (the "Special Committee") in connection with the proposed merger of Newmark Homes Corp. ("Newmark") and Engle Holdings Corp. ("Engle") pursuant to the Agreement and Plan of Merger, among Newmark, Engle and Technical Olympic, Inc. ("Technical Olympic") as the sole stockholder of Engle (the "Merger Agreement"), which provides, among other things, for the merger of Engle with and into Newmark (the "Transaction"), as a result of which Engle Homes, Inc., a wholly-owned subsidiary of Engle, will become a wholly owned subsidiary of Newmark. As set forth more fully in the Merger Agreement, as a result of the Transaction, each share of the Common Stock, par value $0.01 per share, of Engle ("Engle Common Stock") not owned directly or indirectly by Engle or Newmark, will be converted into the right to receive 1,724.08294 shares (the "Conversion Ratio") of Common Stock, par value $0.01 per share, of Newmark ("Newmark Common Stock"). In connection with the Transaction, Newmark will assume a $71 million obligation of Technical Olympic incurred in connection with its acquisition of Engle Homes in November 2000. Effective with the Transaction, Newmark will be renamed Technical Olympic USA, Inc. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

     You have requested DB's opinion, as investment bankers, as to the fairness, from a financial point of view, to the stockholders of Newmark, other than Technical Olympic, of the Conversion Ratio.

     In connection with DB's role as financial advisor to the Special Committee, and in arriving at its opinion, DB has reviewed certain publicly available financial and other information concerning Engle and Newmark and certain internal analyses and other information furnished to it by Engle and Newmark. DB has also held discussions with members of the senior managements of Engle and Newmark regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, DB has (i) reviewed the reported prices and trading activity for Newmark Common Stock, (ii) compared certain financial and stock market information for Engle and Newmark, as appropriate, with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the terms of the draft Merger Agreement, and (iv) performed such other studies and analyses and considered such other factors as it deemed appropriate.

     DB has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning Engle or Newmark, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, DB has assumed and relied upon the accuracy and completeness of all such information and DB has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of Engle or Newmark. With respect to the financial forecasts and projections, made available to DB by the management of Engle and Newmark, as the case may be, and used in its analyses, DB has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Engle and Newmark, as the case may be, as to the matters covered thereby. In rendering its opinion, DB expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. DB's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

     For purposes of rendering its opinion, DB has assumed that, in all respects material to its analysis, the draft Merger Agreement reviewed by DB and the executed Merger Agreement will not be materially different, the representations and warranties of Engle, Newmark, and Technical Olympic contained in the Merger Agreement are true and correct, Engle, Newmark, and Technical Olympic will each perform all of the covenants and agreements to be performed by it under the Merger Agreement, and all conditions to the obligations of each of Engle, Newmark and Technical Olympic to consummate the Transaction will be satisfied without any waiver thereof. DBAB has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Engle, Technical Olympic, or Newmark is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Newmark or Engle or materially reduce the contemplated benefits of the Transaction to Newmark. For purposes of rendering its opinion, DB has assumed that the Transaction will be tax-free to each of Newmark and Engle and their respective stockholders.

     This opinion is addressed to, and for the use and benefit of, the Special Committee of the Board of Directors of Newmark and does not constitute a recommendation to any stockholder of Newmark to approve the Transaction. This opinion is limited to the fairness, from a financial point of view, to the stockholders of Newmark, other than Technical Olympic, of the Conversion Ratio, and DB expresses no opinion as to the merits of the underlying decision by Newmark to engage in the Transaction.

     DB will be paid a fee for its services as financial advisor to the Special Committee in connection with the Transaction, a portion of which is contingent upon consummation of the Transaction. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Newmark or Engle for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations. In addition, an affiliate of the DB Group is considering, but has not committed to as of the date of this letter, a role in the financing required to consummate the Transaction. Such role, if assumed, would result in additional fees payable to the DB Group upon the provision of such financing and consummation of the Transaction.

     Based upon and subject to the foregoing, it is DB's opinion as investment bankers that the Conversion Ratio is fair, from a financial point of view, to the stockholders of Newmark, other than Technical Olympic.

                                          Very truly yours,

                                          DEUTSCHE BANK SECURITIES INC.

                                       C-2